UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D-A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACTIVEWORLDS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0504X207

(CUSIP Number)

Allan M. Lerner, Esq.
2888 East Oakland Park Boulevard
Fort Lauderdale, Florida 33306
(954) 563-8111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP NO. 0504X207	SCHEDULE 13D-A

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) X3D Technologies, Inc. 75-1134619

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	(7)	SOLE VOTING POWER
NUMBER OF		1,200,100
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,200,100

	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,100

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14%

(14)	TYPE OF REPORTING PERSON CO

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Item 1. Security and Issuer

Common Stock, $0.001 par value Activeworlds.com, Inc. 95 Parker Street Newburyport, MA 01950

Item 2. Identity and Background

a.	This Schedule 13D-A is being filed by X3D Technologies, Inc., a Florida corporation. X3D Technologies, Inc., will hereinafter be referred to as “X3D” or the “Reporting Person.”

b.	The Reporting Person is located at 2401 PGA Boulevard, Suite 110, Palm Beach Gardens, Florida 33410.

c.	X3D Technologies, Inc. is a provider of advanced technologies and integration services that provide unique and dynamic “three-dimensional” user experiences for a broad range of Internet Applications.

d.	There has not been a conviction of any officers or directors of X3D, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, no officer or director of X3D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding such violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

X3D paid an aggregate of $180,000 for the shares. The source of the funds was the corporate working capital of the Reporting Person. The shares were purchased in a privately negotiated transaction between the parties. In addition, on April 29, 2002, the Reporting Person also purchased 100 Shares of the Company in the open market at the purchase price of $0.46 per share.

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Item 4. Purpose of Transaction

On June 6, 2002, the Reporting Person notified the Company that it was withdrawing any and all prior proposals it had made to merge the Reporting Person with the Company. All other representations made in the previous filings, not inconsistent with the foregoing continues to represent the Reporting Person’s purposes for the purchase of its shares in the Company.

Item 5. Interest in Securities of the Issuer

	Number of
	Shares	% of Outstanding Shares

X3D Technologies, Inc.	1,200,100	14

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7. Material to be Filed as Exhibits

     NA

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2002
/s/ John Textor

Chief Executive Officer
X3D Teechnologies, Inc.

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